SPIRIT INTERNATIONAL, INC.

February 11, 2015

Via Edgar

Re:	Spirit International, Inc.

Amendment to Registration Statement on Form S-1

Filed January 16, 2015

File No. 333-197056

After careful consideration and to whom it may concern:

This letter shall serve as a reply to your letter correspondence, dated January 26, 2015 concerning Spirit International, Inc. (the “Company”), and the Amendment to Registration Statement on Form S-1 referenced above.

Prospectus Cover Page

1. We reissue comment one from our letter dated December 9, 2014. Please limit your cover page to a single page that includes all required information. In this respect, it appears that certain legends continue to be located on page two.

We will confirm upon edgarzing that this is one page.

Summary of the Prospectus, page 4

2. We partially reissue comment three from our letter dated December 9, 2014. Please provide clear disclosure of the payment obligations and other liabilities reflected on your balance sheet.

We have added the following language to clarify the disclosure:

“As of September 30, the Company had payment obligations to a related party amounting to $7,413 and a payable of $75.000 for the purchase of whiskey license and distribution rights. The related party loan arose from advances made by the director and stockholder for initial working capital purposes, which is repayable on demand. Our other payable amounting to $75,000 arose from the purchase of license and distributions rights, for the sale of an Australian Blue Harbour Whiskey Brand. This other payable is unsecured, bears no interest and is repayable on or before July 1st, 2015. We are also required to pay a 2% royalty on gross profits earned under this license and distribution agreement.”

Summary Financial Information, page 7

3. Please revise your cumulative statement of operations and balance sheet data presented under this heading to disclose amounts that are consistent with those presented in your unaudited statement of operations at page F-3 and your unaudited balance sheet as of September 30, 2014 at page F-2.

The requested changes have been made.

Use of Proceeds, page 14

4. We reissue comment five from our letter dated December 9, 2014. Please clarify why your intended use of proceeds does not reflect the repayment of the $75,000 payable to New World Distillery that is due on or before July 1st, 2015. If there is the possibility the proceeds may be used to pay this debt, please revise the disclosure in this section. We direct your attention to Instruction 7 to Item 504 of Regulation S-K.

We have added the repayment of the note to our use of proceeds table and added a footnote stating:

“Under Repayment of New World Debt, this is the amount to be paid on July 1, 2015 in the event that we generate no revenues and are unable to make the payments as required under our agreement with New World Distillery.”

Plan of Distribution, page 16

5. We note your response to comment six from our letter dated December 9, 2014 and the revision of the disclosure to 5 days. We reissue comment 12 from our letter dated October 3, 2014. Please advise how this time period complies with Rule 10b-9, which requires the “prompt” return of funds from escrow upon termination of the offering. In addition, as previously requested, please refile the escrow agreement to reflect your new counsel and revised terms.

Although we fully intend to immediately initiate return of any funds in the event of termination of the offering, we allowed 5 days for process and delivery of any checks and/or bank processing. We have altered the language to state that funds will be returned immediately upon termination of the offering.

We have also included an updated escrow agreement as an exhibit.

Description of our Business, page 21

6. Please add back the disclosure regarding the material terms of the agreement with New World Whisky.

We have added back the following language:

“The terms of our agreement is that we have to pay $75,000 by July of 2015. Of all profits earned, 2% will be paid to New World and then deducted from the $75,000 owed to the licensor. On July 1st, 2015, any balance still open will be paid in full at that time.”

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Management’s Discussion and Analysis or Plan of Operation, page 26

7. Please revise your balance sheet data as of September 30, 2014 to present amounts that are consistent with amounts disclosed in your unaudited balance sheet as of September 30, 2014 at page F-2.

The requested changes have been made.

Plan of Operation, page 27

8. We note your response to comment 10 in our letter dated December 9, 2014. Please revise the discussion to include an explanation for the sharp increase in operating expenses during the three months ended September 30, 2014 in comparison with the prior period. In addition, please revise to disclose total operating expenses for the three month period ended September 30, 2014 that agree to your interim statement of operations at page F-3.

We have added language stating that, “this increase was due to an increase in professional legal and auditor’s fees and costs of filing.”

Executive Compensation, page 30

9. We note that your fiscal year end is December 31. Please update the summary compensation table for the year ended December 31, 2014.

We have updated the summary compensation table accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 31

10. We partially reissue comment 11 from our letter dated December 9, 2014. We note that there are two footnotes 3. Also, the column to which footnote four refers does not appear to represent the percentage owned after the offering assuming the maximum is sold. Please reconcile.

We have revised the table as requested.

Notes to the Financial Statements (unaudited), page F-6

Note 2 - Summary of Significant Accounting Policies, page F-7

Royalty Expense, page F-8

11. We note your response to comment 12 in our letter dated December 9, 2014 and we partially reissue our comment. Please disclose where you classify royalty expenses within the statement of operations and the amounts recognized in each period presented to the extent that it is not included in cost of sales.

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We have added language that royalties are expensed in the statements of operation in the period that the related revenues are recognized, in cost of goods sold.

Note 3 – Intangible Assets, page F-9

12. We note your response to comment 13 in our letter dated December 9, 2014. Please tell us why you assigned the intangible asset a 10 year useful life instead of an indefinite life. Include in your considerations of ASC 350-30-35 and section 8.(a) of the license and distribution agreement which states the term of the license is perpetual, pursuant to certain other terms of the agreement. In either case, further revise the disclosures to specifically state whether this intangible asset has been assigned a definite or indefinite life and subjected to periodic impairment testing. If the asset has been assigned a useful life, please expand your disclosure to specify the useful life, amortization method, amortization expense recorded during the period and the aggregate amortization expense for each of the five successive years to comply with ASC 350-30- 50-2.

We have corrected the notes to the financial statement to clearly state that the intangible assets have been assigned an indefinite life.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/Zur Dadon/____________

Zur Dadon, President

Spirit International, Inc.

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